Elan Corporation, plc Treasury Building, Lower Grand Canal St. Dublin 2, Ireland T +353 1 709-4000 F +353 1 709-4700

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 USA
July 1, 2009

Re:	Elan Corporation, plc
Form 20-F for Fiscal Year ended December 31, 2008
Filed February 26, 2009
File No. 1-13896

Dear Mr. Rosenberg:

We set forth below our responses to the Staff’s comment letter, dated June 24, 2009, containing comments with respect to our Form 20-F for the fiscal year ended December 31, 2008 (the “2008 Form 20-F”).  The numbered paragraphs below correspond to the numbered comments set forth in the Staff’s letter.  For your convenience, we have reproduced each comment from the Staff’s letter (in italics) immediately before our response.

Item 5. Operating and Financial Review and Prospects

F.  Tabular Disclosure of Contractual Obligations, page 61

1.
Please revise your note to the table of contractual obligations to include the amount of the potential milestone payment to Transition Therapeutics along with a description of the events that would trigger this payment.  In addition, please revise your disclosure in the notes to the financial statements to include the length of the agreement with Transition Therapeutics as well as the termination provisions.

Elan’s Response:

We propose that in our next Form 20-F we will add a paragraph below the table of contractual obligations regarding our payment obligations to Transition Therapeutics that is similar in nature to the paragraph on page 61 of our 2008 Form 20-F regarding the payments that we made to Biogen Idec.  Such additional paragraph would read as follows (updated for events after the date of this letter):

“Under our Collaboration Agreement with Transition we are obligated to make various milestone payments to Transition, including a $25.0 million payment upon the initiation of the first Phase 3 clinical trial for ELND005.  In addition, dependant upon the continued successful development, regulatory approval and commercialization of ELND-005, Transition will be eligible to receive additional milestone payments of up to $155.0 million. Further, if ELND005 is successfully commercialized we will be obligated to either share the net income derived from sales of ELND005 with Transition or pay royalties to Transition.”

We will add the following paragraph to the development and marketing collaboration agreements note to the financial statements in our next filing on Form 20-F:

“The term of the Collaboration Agreement runs until we are no longer developing or commercializing ELND005.  We may terminate the Collaboration Agreement upon not less than ninety days notice to Transition and either party may terminate the Collaboration Agreement for material breach or because of insolvency of the other party.”

Item 10. Additional Information

C. Material Contracts, page 81

2.	Please refer to your disclosure of the exclusive, worldwide collaboration with Transition Therapeutics on page 83 of your filing.

We note your disclosure that under your collaboration with Transition, you “shall make a $25.0 million milestone payment to Transition after the initiation of the first Phase 3 clinical trial for ELND005.”  In a supplemental filing, please disclose whether you have an obligation under this agreement to pay any future milestone payments to Transition beyond this $25.0 million payment.

We note that you have identified the collaboration agreement with Transition as a material contract and have described the terms of the agreement, but have not filed the agreement as an exhibit.  Please file this agreement as an exhibit, or provide us with a legal analysis as to why this agreement need not be filed as an exhibit pursuant to Instruction 4 as to Exhibits of Form 20-F.

Elan’s Response

We propose that in our next Form 20-F we will amend the wording of our material contracts disclosure and development and marketing collaboration agreements note to the financial statements as follows (blacklined to the text on pages 83 and 143, respectively, of our 2008 Form 20-F ) :

“~~Under our collaboration with Transition, we shall make a $25.0 million milestone payment to Transition after the initiation of the first Phase 3 clinical trial for ELND005.~~ Under our Collaboration Agreement with Transition we are obligated to make various milestone payments to Transition, including a $25.0 million payment upon the initiation of the first Phase 3 clinical trial for ELND005. In addition, dependant upon the continued successful development, regulatory approval and commercialization of ELND005, Transition will be eligible to receive additional milestone payments of up to $155.0 million. Further, if ELND005 is successfully commercialized we will be obligated to either share the net income derived from sales of ELND005 with Transition or pay royalties to Transition.”

We believe that the Collaboration Agreement with Transition Therapeutics is of the type that ordinarily accompanies the biotechnology business and was made in the ordinary course of our business.  Thus, we are not required to file it under Instruction 4(b) as to Exhibits of Form 20-F.

If ELND005, the potential product being developed under the Collaboration Agreement, successfully completes Phase 2 clinical testing and advances into Phase 3 clinical trials we will file the Collaboration Agreement (in redacted form) with our next subsequent Form 20-F because at that point the Collaboration Agreement may arguably be one upon which our business may be considered to be substantially dependent.

Item 18.  Consolidated Financial Statements

20. Income Taxes, page 125

3.
You state that you released $236.6 million of the U.S. valuation allowance.  Please revise your disclosure within MD&A to include a comprehensive discussion of all the positive and negative factors that you considered and the reasons that you concluded that it is more likely than not that the benefit of the deferred tax asset will be realized.  Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets and include an explanation of the anticipated future trends included in your projection of future taxable income.  Please refer to paragraphs 20-25 of SFAS 109.

Elan’s Response

We propose that in our next Form 20-F we will amend the wording of our critical accounting policy for income taxes, discussion of results from operations and income taxes note to the financial statements as follows (blacklined to the text on pages 44, 54 and 125, respectively, of our 2008 Form 20-F):

“A valuation allowance is required for DTAs if, based on available evidence, it is more likely than not that all or some of the asset will not be realized due to the inability to generate sufficient future taxable income. ~~Because of cumulative losses, we had maintained a valuation allowance against substantially all of our net DTAs at December 31, 2007.~~  Previously, because of cumulative losses in the year ended December 31, 2007 and the two preceding years, we determined it was necessary to maintain a valuation allowance against substantially all of our net DTAs, as the cumulative losses in recent years represented a significant piece of negative evidence. However, as a result of the U.S. business generating cumulative earnings ~~in recent years~~ for the three years ended December 31, 2008 and projected recurring U.S. profitability arising from the continued growth of the Biopharmaceuticals business in the United States, we now believe there is evidence to support the generation of sufficient future taxable income to conclude that most U.S. DTAs are more likely than not to be realized in future years. Our U.S. business carries out a number of activities that are remunerated on a cost-plus basis, therefore future U.S. profitability is expected. As part of our assessment, we prepared detailed future income forecasts for the U.S. business, which cover the period through 2018 and demonstrate significant future recurring profitability.  The cumulative level of pre-tax income required to realize the DTAs is approximately $600.0 million. U.S. pre-tax book income for 2008 was $148.0 million and the quantum of projected earnings is significantly in excess of the pre-tax income necessary to realize the DTAs.  The DTAs’ recoverability is not dependent on material improvements over present levels of pre-tax income for the U.S. business, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions. In weighing up the positive and negative evidence for releasing the valuation allowance we considered future taxable income exclusive of reversing temporary differences and carry-forwards; the timing of future reversals of existing taxable temporary differences; the expiry dates of operating losses and tax credit carry-forwards and various other factors which may impact on the level of future profitability in the United States. Accordingly, $236.6 million of the U.S. valuation allowance was released during 2008.”

We acknowledge that:  (i) we are responsible for the adequacy and accuracy of the disclosure in our Form 20-F; (ii) Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We believe that we have fully responded to the Staff’s comments.  However, if you have any questions about any of our responses or require further information, please do not hesitate to telephone me at 011-353-1-709-4063 or Elan’s Senior Vice President Group Finance and Controller, Nigel Clerkin, at 011-353-1-709-4234.

Yours sincerely,

Shane Cooke
Executive Vice President and
Chief Financial Officer